Filed Pursuant to Rule 424(b)(3)
Registration No. 333-189891

COLE CREDIT PROPERTY TRUST V, INC.
SUPPLEMENT NO. 18 DATED NOVEMBER 12, 2014
TO THE PROSPECTUS DATED MARCH 17, 2014
This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust V, Inc. dated March 17, 2014, Supplement No. 10 dated August 15, 2014, which superseded and replaced all previous supplements to the prospectus, Supplement No. 11 dated September 3, 2014, Supplement No. 12 dated September 30, 2014, Supplement No. 13 dated October 6, 2014, Supplement No. 14 dated October 10, 2014, Supplement No. 15 dated October 23, 2014, Supplement No. 16 dated October 29, 2014 and Supplement No. 17 dated November 6, 2014. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus, as supplemented to date.
The purpose of this supplement is to describe the following:

(1)	the status of the offering of shares of Cole Credit Property Trust V, Inc.; and
(2)	recent real property investments and debt.
OPERATING INFORMATION
Status of Our Public Offering
The registration statement for our initial public offering of $2,975,000,000 in shares of common stock was declared effective by the U.S. Securities and Exchange Commission on March 17, 2014. We are offering up to 100,000,000 shares in our primary offering and up to 20,000,000 shares pursuant to our distribution reinvestment plan, subject to our ability to reallocate shares between our primary offering and our distribution reinvestment plan. As of November 10, 2014, we had accepted investors’ subscriptions for, and issued, a total of approximately 6.8 million shares of our common stock in the offering, resulting in gross proceeds to us of approximately $170.1 million (including shares issued pursuant to our distribution reinvestment plan). As of November 10, 2014, approximately 113.2 million shares of our common stock remained available for sale in the offering for approximately $2.8 billion.
We will offer shares of our common stock pursuant to the offering until March 17, 2016, unless our board of directors terminates the offering at an earlier date or all shares being offered have been sold, in which case the offering will be terminated. If all of the shares we are offering have not been sold by March 17, 2016, we may extend the offering as permitted under applicable law. In addition, at the discretion of our board of directors, we may elect to extend the termination date of our offering of shares reserved for issuance pursuant to our distribution reinvestment plan until we have sold all shares allocated to such plan through the reinvestment of distributions, in which case participants in the plan will be notified. The offering must be registered in every state in which we offer or sell shares. Generally, such registrations are for a period of one year. Thus, we may have to stop selling shares in any state in which our registration is not renewed or otherwise extended annually. We reserve the right to terminate this offering at any time prior to the stated termination date.
PROSPECTUS UPDATES
Recent Real Property Investments and Debt
The following information supplements, and should be read in conjunction with, the section of our prospectus captioned “Prospectus Summary — Description of Real Estate Investments” on page 15 of the prospectus, as supplemented to date.
Description of Real Estate Investments
As of November 10, 2014, we, through separate wholly-owned limited liability companies of ours and our operating partnership, owned 55 properties, located in 21 states, consisting of approximately 1.3 million gross rentable square feet of commercial space. We acquired two properties between November 1, 2014 and November 10, 2014, which are listed below.

Property Description	Tenant Industry	Number of Tenants	Tenant(s)	Rentable Square Feet (1)	Purchase Price
Dollar General — Selma, AL	Discount Store	1	Dolgencorp, LLC	9,026	$1,211,562
Lawton Marketplace — Lawton, OK	Various	21	Various	188,413	33,700,000
				197,439	$34,911,562

(1)	Includes square feet of buildings that are on land subject to ground leases.

The following information supplements and should be read in conjunction with the section captioned “Investment Objectives and Policies — Real Property Investments” that immediately follows the section of our prospectus captioned “Investment Objectives and Policies — Change in Investment Policies” on page 122 of the prospectus, as supplemented to date.
Real Property Investments
As of November 10, 2014, we, through separate wholly-owned limited liability companies of ours and our operating partnership, owned 55 properties, located in 21 states, consisting of approximately 1.3 million gross rentable square feet of commercial space. The two properties we acquired between November 1, 2014 and November 10, 2014 were acquired through the use of proceeds from our initial public offering and borrowings on our revolving credit facility.

Property Description	Date Acquired	Year Built	Purchase Price (1)	Fees and Expenses Paid to Sponsor (2)	Initial Yield (3)	Average Yield (4)	Physical Occupancy
Dollar General — Selma, AL	November 4, 2014	2014	$1,211,562	$30,289	7.15%	7.15%	100%
Lawton Marketplace — Lawton, OK	November 5, 2014	2013	33,700,000	842,500	7.38%	7.70%	99%
			$34,911,562	$872,789

(1)	Purchase price does not include acquisition related expenses.

(2)
Fees and expenses paid to sponsor are payments made to an affiliate of our advisor for acquisition fees and expenses in connection with the property acquisitions. For more detailed information on fees and expenses paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 89 of the prospectus.

(3)
Initial yield is calculated as the effective annualized rental income, adjusted for rent concessions or abatements, if any, for the in-place lease at the property divided by the property’s purchase price, plus the cost of significant capital improvements expected to be incurred in the first year of ownership, if any, and exclusive of acquisition fees paid to our advisor or its affiliates and acquisition costs. In general, we intend for our properties to be subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. We expect the majority of our properties will be subject to triple net leases. Accordingly, our management believes that effective annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.

(4)
Average yield is calculated as the average annual rental income, adjusted for rent concessions or abatements, if any, for the in-place lease, over the non-cancelable lease term at the property divided by the property’s purchase price, plus the cost of significant capital improvements expected to be incurred over the non-cancelable lease term, if any, and exclusive of acquisition fees paid to our advisor or its affiliates and acquisition costs. In general, we intend for our properties to be subject to long-term triple net or double net leases, and the future costs associated with the double net leases are unpredictable and may reduce the yield. We expect the majority of our properties will be subject to triple net leases. Accordingly, our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.

The following table sets forth the principal provisions of the lease terms for the major tenants at the properties listed above:

Property Description	Major Tenants (1)	Total Square Feet Leased	% of Total Rentable Square Feet	Renewal Options (2)	Effective Annual Base Rent (3)	Effective Annual Base Rent per Square Foot (3)	Lease Term (4)
Dollar General — Selma, AL	Dolgencorp, LLC	9,026	100%	5/5 yrs.	$86,627	$9.60	11/4/2014	-	10/31/2029
Lawton Marketplace — Lawton, OK	Academy, LTD	62,168	33%	3/5 yrs.	$543,970	$8.75	11/5/2014	-	1/31/2020
					$575,054	$9.25	2/1/2020	-	1/31/2025
					$606,138	$9.75	2/1/2025	-	1/31/2030
	The TJX Companies, Inc.	24,000	13%	4/5 yrs.	$216,000	$9.00	11/5/2014	-	8/31/2018
					$228,000	$9.50	9/1/2018	-	8/31/2023

(1)	Major tenants include those tenants that occupy greater than 10% of the rentable square feet of the respective property.

(2)	Represents the number of renewal options and the term of each option.

(3)
Effective annual base rent and effective annual base rent per square foot include adjustments for rent concessions or abatements, if any. In general, we intend for our properties to be subject to long-term triple or double net leases that require the tenants to pay substantially all operating expenses in addition to base rent.

(4)	Represents the lease term beginning with the later of the purchase date or the rent commencement date through the end of the non-cancelable lease term, assuming no renewals are exercised.
Tenant Lease Expirations
The following table sets forth the aggregate lease expirations for each of our properties acquired as of November 10, 2014 for each of the next 10 years and thereafter, assuming no renewal options are exercised. For purposes of the table, the Total Annual Base Rent Expiring column represents annualized rental revenue, on a straight line basis, for each lease that expires during the respective year.

Year Ending December 31,	Number of Leases Expiring	Square Feet Expiring	Total Annual Base Rent Expiring	% of Total Annual Base Rent
2014	—	—	$—	—%
2015	1	9,100	$75,803	—%
2016	6	23,250	$408,746	2%
2017	11	72,870	$1,176,154	6%
2018	9	29,310	$544,538	3%
2019	8	30,322	$541,604	3%
2020	4	11,686	$233,635	1%
2021	2	82,463	$589,998	3%
2022	5	87,920	$1,005,073	5%
2023	6	61,060	$755,860	4%
2024	12	186,577	$1,869,523	9%
Thereafter	37	691,845	$12,882,298	64%
	101	1,286,403	$20,083,232	100%
Depreciable Tax Basis
For federal income tax purposes, the aggregate preliminary depreciable basis in the two properties described in this prospectus supplement is approximately $27.4 million. When we calculate depreciation expense for federal income tax purposes, we depreciate buildings and improvements over a 40-year recovery period, land improvements over a 20-year recovery period and furnishings and equipment over a 12-year recovery period using a straight-line method and a mid-month convention. We currently have no plans for any significant renovations, improvements or development of the properties described in this prospectus supplement that would be an additional cost to us, and we believe the properties described in this prospectus supplement are adequately insured. We intend to obtain adequate insurance coverage for all future properties that we acquire. The preliminary depreciable basis in these properties is estimated, as of November 10, 2014, as follows:

Property	Depreciable Tax Basis
Dollar General — Selma, AL	$998,327
Lawton Marketplace — Lawton, OK	26,397,021	(1)
	$27,395,348

(1) Depreciable basis excludes any ground leases.
Debt
Revolving Credit Facility
As of November 10, 2014, the Borrowing Base under the Amended Credit Facility based on the underlying collateral pool for qualified properties was approximately $131.1 million and the amount outstanding under the Amended Credit Facility was $88.5 million.

3
     CCPT5-SUP-18